UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Formalization of the dismissals in the Exploration and Production Office and Technology and Production Development Office

Rio de Janeiro, January 10, 2019 – Petróleo Brasileiro S.A. – Petrobras, following up on the press release of 01/04/2019 and 01/07/2019, informs that its Board of Directors approved the dismissals of Mrs. Solange da Silva Guedes, on 01/20/2019, from the position of Chief Exploration and Production Executive Officer and Mr. Hugo Repsold Júnior, on 01/12/2019, from the position of Chief Technology and Production Development Executive Officer.

Mr. Rafael Salvador Grisolia, Chief Financial and Investor Relations Executive Officer, will hold temporarily the positions of Chief Exploration and Production Executive Officer and of Chief Strategy, Organization and Management System Executive Officer; and Mr. Eberaldo de Almeida Neto, Chief Corporate Affairs Executive Officer, will hold temporarily the position of Chief Technology and Production Development Executive Officer, in addition to the position of Chief Refining and Natural Gas Executive Officer that he has also been holding temporarily. Both cases without prejudice to their other functions, for a period of 90 days or until the Board deliberates on the new Officers for these positions.

The nominees already announced as the new Officers - Anelise Quintão Lara as Chief Refining and Natural Gas Executive Officer, Carlos Alberto Pereira de Oliveira as Chief Exploration and Production Executive Officer, Lauro Cotta as Chief Strategy, Organization and Management System Executive Officer, and Rudimar Andreis Lorenzatto as Chief Technology and Production Development Executive Officer - are following the company’s internal corporate governance procedures for analysis by the Nominating, Compensation and Succession Committee and deliberation of the Board of Directors.

The company reiterates its appreciation for the dedication of Ms. Solange da Silva Guedes and Mr. Hugo Repsold Júnior in their work at Petrobras.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer